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Term Sheet No. U177 To the Underlying Supplement dated June 24, 2010, Product Supplement No. U-I dated July 23, 2010, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009	Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 July 29, 2010

$ 1 Year 6.00% per annum Callable Yield Notes due August 31, 2011 Linked to the Performance of the S&P 500® Index

General

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The securities are designed for investors who are mildly bearish, neutral or mildly bullish on the Underlying. Investors should be willing to lose some or all of their investment if a Knock-In Event occurs. Any payment on the securities is subject to our ability to pay our obligations as they become due.

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Interest will be paid quarterly in arrears at a rate expected to be 6.00% per annum (to be determined on the Trade Date). Interest will be calculated on a 30/360 basis, subject to Early Redemption.

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The Issuer may redeem the securities, in whole but not in part, on any Interest Payment Date on or after November 30, 2010. No interest will accrue or be payable following an Early Redemption.

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Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing August 31, 2011.†

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Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples in excess thereof.

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The securities are expected to price on or about August 26, 2010 (the "Trade Date") and are expected to settle on or about August 31, 2010. Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse AG ("Credit Suisse"), acting through its Nassau Branch
Underlying:	The Underlying is identified in the table below, together with its Bloomberg ticker symbol, Initial Level and Knock-In Level:
Underlying	Ticker	Initial Level	Knock-In Level
S&P 500 Index ("SPX")	SPX
Interest Rate:	Expected to be 6.00% per annum (to be determined on the Trade Date). Interest will be calculated on a 30/360 basis.
Interest Payment Dates:	Unless redeemed earlier, interest will be paid in arrears on November 30, 2010, February 28, 2011, May 31, 2011 and the Maturity Date, subject to the modified following business day convention. No interest will accrue or be payable following an Early Redemption.
Redemption Amount:	The Redemption Amount you will be entitled to receive will depend on the performance of the Underlying and whether a Knock-In Event occurs. If the securities are not subject to Early Redemption, the Redemption Amount will be determined as follows:
•	If a Knock-In Event occurs during the Observation Period, the Redemption Amount will equal the principal amount of the securities you hold multiplied by the sum of one plus the Underlying Return. In this case, the maximum Redemption Amount will equal the principal amount of the securities. Therefore, unless the Final Level is greater than or equal to the Initial Level, the Redemption Amount will be less than the principal amount of the securities and you could lose your entire investment.
•	If a Knock-In Event does not occur during the Observation Period, the Redemption Amount will equal the principal amount of the securities you hold.
Any payment you will be entitled to receive at maturity is subject to our ability to pay our obligations as they become due.
Early Redemption:	The Issuer may redeem the securities in whole, but not in part, on any Interest Payment Date occurring on or after November 30, 2010 upon at least three business days notice at 100% of the principal amount of the securities, together with the interest payable on that Interest Payment Date.
Knock-In Event:	A Knock-In Event occurs if the closing level of the Underlying reaches or falls below the Knock-In Level on any trading day during the Observation Period.
Knock-In Level:	The Knock-In Level will be 70% of the Initial Level.
Underlying Return:	The Underlying Return will be calculated as follows:
Final Level – Initial Level Initial Level	; subject to a maximum of zero
Initial Level:*	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Valuation Date:†	August 26, 2011
Maturity Date:†	August 31, 2011
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546EYD0

* In the event that the closing level for any Underlying is not available on the Trade Date, the Initial Level for such Underlying will be determined on the immediately following trading day on which a closing level is available.

† Subject to postponement if the scheduled Maturity Date is not a business day or the scheduled Valuation Date is not an underlying business day and in the event of a market disruption event as described in the accompanying product supplement under "Description of the Securities—Market disruption events."

Investing in the securities involves a number of risks. See "Selected Risk Considerations" in this term sheet and "Risk Factors" beginning on page PS-3 of the accompanying product supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this term sheet, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer

Per security	$1,000.00	$	$

Total	$	$	$

(1) We or one of our affiliates may pay varying discounts and commissions of between $20.00 and $22.50 per $1,000 principal amount of securities in connection with the distribution of the securities. In addition, an affiliate of ours may pay referral fees to some broker-dealers of up to $5.00 per $1,000 principal amount of securities in connection with the distribution of the securities. For more detailed information, please see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this term sheet.

The agent for this offering, Credit Suisse Securities (USA) LLC ("CSSU"), is our affiliate. For more information, see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this term sheet.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

July 29, 2010

Additional Terms Specific to the Securities

You should read this term sheet together with the underlying supplement dated June 24, 2010, the product supplement dated July 23, 2010, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 relating to our Medium Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

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  Underlying supplement dated June 24, 2010:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746910006110/a2199225z424b2.htm

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  Product supplement No. U-I dated July 23, 2010:

    http://www.sec.gov/Archives/edgar/data/1053092/000089109210002984/e39475_424b2.htm

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  Prospectus supplement dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

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  Prospectus dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this term sheet, the "Company," "we," "us," or "our" refers to Credit Suisse.

This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the product supplement and "Selected Risk Considerations" in this term sheet, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Hypothetical Redemption Amounts and Total Payments on the Securities

The tables and examples below illustrate hypothetical Redemption Amounts payable at maturity and, in the case of the tables, total payments over the term of the securities (which include both payments at maturity and the total interest paid on the securities) on a $1,000 investment in the securities for a range of Underlying Returns, both in the event a Knock-In Event does not occur and in the event a Knock-In Event does occur. The tables and examples assume that (i) the securities are not redeemed prior to maturity, (ii) the Interest Rate applicable to the securities is 6.00% per annum, (iii) the term of the securities is exactly one year and (iv) the Knock-In Level is 70% of the Initial Level. In addition, the examples below assume that the Initial Level is 1115. The examples are intended to illustrate hypothetical calculations of only the Redemption Amount and total payment amount and do not illustrate the calculation or payment of any individual interest payment. The Redemption Amounts and total payment amounts set forth below are provided for illustration purposes only. The actual Redemption Amounts and total payments applicable to a purchaser of the securities will depend on several variables, including, but not limited to (a) whether the closing level of the Underlying is less than or equal to the Knock-In Level on any trading day during the Observation Period and (b) the Final Level determined on the Valuation Date. It is not possible to predict whether a Knock-In Event will occur, and in the event that there is a Knock-In Event, whether and by how much the Final Level will decrease in comparison to the Initial Level. Any payment you will be entitled to receive is subject to our ability to pay our obligations as they become due. The numbers appearing in the following tables and examples have been rounded for ease of analysis.

TABLE 1: A Knock-In Event DOES NOT occur during the Observation Period.

Final Level	Percentage Change from the Initial Level to the Final Level	Underlying Return	Redemption Amount per $1,000 Principal Amount of Securities (Knock-In Event does not occur)	Total Interest Payment per $1,000 Principal Amount of Securities	Total Payment per $1,000 Principal Amount of Securities
1672.50	50%	0%	$1,000	$60.00	$1,060.00
1561.00	40%	0%	$1,000	$60.00	$1,060.00
1449.50	30%	0%	$1,000	$60.00	$1,060.00
1338.00	20%	0%	$1,000	$60.00	$1,060.00
1226.50	10%	0%	$1,000	$60.00	$1,060.00
1115.00	0%	0%	$1,000	$60.00	$1,060.00
1003.50	-10%	-10%	$1,000	$60.00	$1,060.00
892.00	-20%	-20%	$1,000	$60.00	$1,060.00
780.61	-29.99%	-29.99%	$1,000	$60.00	$1,060.00

TABLE 2: A Knock-In Event DOES occur during the Observation Period.

Final Level	Percentage Change from the Initial Level to the Final Level	Underlying Return	Redemption Amount per $1,000 Principal Amount of Securities (Knock-In Event occurs)	Total Interest Payment per $1,000 Principal Amount of Securities	Total Payment per $1,000 Principal Amount of Securities
1672.50	50%	0%	$1,000	$60.00	$1,060.00
1561.00	40%	0%	$1,000	$60.00	$1,060.00
1449.50	30%	0%	$1,000	$60.00	$1,060.00
1338.00	20%	0%	$1,000	$60.00	$1,060.00
1226.50	10%	0%	$1,000	$60.00	$1,060.00
1115.00	0%	0%	$1,000	$60.00	$1,060.00
1003.50	-10%	-10%	$900	$60.00	$960.00
892.00	-20%	-20%	$800	$60.00	$860.00
780.50	-30%	-30%	$700	$60.00	$760.00
669.00	-40%	-40%	$600	$60.00	$660.00
557.50	-50%	-50%	$500	$60.00	$560.00
446.00	-60%	-60%	$400	$60.00	$460.00

EXAMPLES:

The following examples illustrate how the Redemption Amount is calculated and do not illustrate the calculation or payment of any individual interest payment.

Example 1: The Final Level is 1338, an increase of 20% from the Initial Level, and a Knock-In Event does not occur during the Observation Period. Because a Knock-In Event has not occurred, the Redemption Amount is equal to $1,000 per $1,000 principal amount of securities.

Example 2: The Final Level is 1338, an increase of 20% from the Initial Level, and a Knock-In Event occurs during the Observation Period. When a Knock-In Event occurs during the Observation Period, the Redemption Amount is determined as follows:

Underlying Return	=	(1338 - 1115)/1115 = 20%, subject to a maximum of 0.00
	=	0%
Redemption Amount	=	Principal × (1 + Underlying Return)
	=	$1,000 × 1.00
	=	$1,000

In this example, the Underlying Return is equal to zero and at maturity you would be entitled to receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities.

Example 3: The Final Level is 892, a decrease of 20% from the Initial Level, and a Knock-In Event does not occur during the Observation Period. The Redemption Amount, when a Knock-In Event has not occurred, is equal to $1,000 per $1,000 principal amount of securities.

Example 4: The Final Level is 892, a decrease of 20% from the Initial Level, and a Knock-In Event occurs during the Observation Period. When a Knock-In Event occurs during the Observation Period, the Redemption Amount is determined as follows:

Underlying Return	=	(892 - 1115)/1115
	=	-20%
Redemption Amount	=	Principal × (1 + Underlying Return)
	=	$1,000 × 0.80
	=	$800

In this example, at maturity you would be entitled to receive a Redemption Amount equal to $800 per $1,000 principal amount of securities because the Final Level is less than the Initial Level and a Knock-In Event has occurred. In these circumstances, you will participate in any depreciation in the level of the Underlying from the Initial Level to the Final Level.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

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  YOU MAY RECEIVE LESS THAN THE PRINCIPAL AMOUNT AT MATURITY – You may receive less at maturity than you originally invested in the securities, or you may receive nothing, excluding any accrued or unpaid interest. If a Knock-In Event occurs during the Observation Period and the Final Level is less than the Initial Level, you will be fully exposed to any depreciation in the Underlying. In this case, the Redemption Amount you will be entitled to receive will be less than the principal amount of the securities and you could lose your entire investment. It is not possible to predict whether a Knock-In Event will occur, and in the event that there is a Knock-In Event, whether and by how much the Final Level will decrease in comparison to the Initial Level. Any payment you will be entitled to receive at maturity is subject to our ability to pay our obligations as they become due.

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  THE SECURITIES WILL NOT PAY MORE THAN THE PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST, AT MATURITY OR UPON EARLY REDEMPTION – The securities will not pay more than the principal amount, plus accrued and unpaid interest, at maturity or upon early redemption. If the Final Level is greater than the Initial Level (regardless of whether a Knock-In Event has occurred), you will not receive the appreciation of the Underlying. Assuming the securities are held to maturity and the term of the securities is exactly 1 year, the maximum amount payable with respect to the securities is expected to be $1,060.00 (to be determined on the Trade Date) for each $1,000 principal amount of the securities.

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  THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – Although the return on the securities will be based on the performance of the Underlying, the payment of any amount due on the securities, including any applicable interest payments, early redemption payment or payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the securities and, therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market's view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

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  THE SECURITIES ARE SUBJECT TO A POTENTIAL EARLY REDEMPTION, WHICH WOULD LIMIT YOUR ABILITY TO ACCRUE INTEREST OVER THE FULL TERM OF THE SECURITIES – The securities are subject to a potential early redemption. The securities may be redeemed on any Interest Payment Date occurring on or after November 30, 2010 upon at least three business days notice. If the securities are redeemed prior to the Maturity Date, you will be entitled to receive the principal amount of your securities and any accrued but unpaid interest payable on such Interest Payment Date. In this case, you will lose the opportunity to continue to accrue and be paid interest from the Early Redemption Date to the scheduled Maturity Date. If the securities are redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that yield as much interest as the securities.

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  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the payment at maturity described in this term sheet is based on the full principal amount of your securities, the original issue price of the securities includes the agent's commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

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  LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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  POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES – In addition to the level of the Underlying on any trading day during the Observation Period, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

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    the expected volatility of the Underlying;

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    the time to maturity of the securities;

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    the Early Redemption feature, which is likely to limit the value of the securities;

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    interest and yield rates in the market generally;

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    investors' expectations with respect to the rate of inflation;

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    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the components comprising the Underlying, or markets generally and which may affect the level of the Underlying; and

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    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

    Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

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NO OWNERSHIP RIGHTS RELATING TO THE EQUITY SECURITIES COMPRISING THE UNDERLYING – Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlying. The return on your investment, which is based on the percentage change in the Underlying, is not the same as the total return based on the purchase of shares of the equity securities that comprise the Underlying.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlying.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the securities at maturity. For further information, please refer to "Use of Proceeds and Hedging" in the accompanying product supplement.

Historical Information

The following graph sets forth the historical performance of the S&P 500 Index based on its closing levels from January 1, 2005 through July 27, 2010. The closing level of the S&P 500 Index on July 27, 2010 was 1113.84. We obtained the closing levels below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. You should not take the historical levels of the Underlying as an indication of future performance of the Underlying or the securities. The level of the Underlying may decrease so that a Knock-In Event occurs and at maturity you will receive a Redemption Amount equal to less than the principal amount of your securities. Any payment on the securities is subject to our ability to pay our obligations as they become due. We cannot give you any assurance that the closing level of the Underlying will remain above the Knock-In Level during the Observation Period. If the closing level of the Underlying reaches or falls below the Knock-In Level on any trading day during the Observation Period, and the closing level of the Underlying on the Valuation Date is less than the Initial Level, you will lose money on your investment.

For further information on the Underlying, please refer to the accompanying underlying supplement.

Historical Performance of the S&P 500 Index

Supplemental Information Regarding Certain United States Federal Income Tax Considerations

The amount of the stated interest rate on the security that constitutes interest on the Deposit (as defined in the accompanying product supplement) equals 0.6530%, and the remaining balance constitutes the Option Premium (as defined in the accompanying product supplement). Please refer to "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU. The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased.

CSSU proposes to offer the securities at the offering price set forth on the cover page of this term sheet and will receive underwriting discounts and commissions of between $20.00 and $22.50 per $1,000 principal amount of securities. CSSU may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

In addition, Credit Suisse International, an affiliate of Credit Suisse may pay referral fees to some broker-dealers of up to $5.00 per $1,000 principal amount of securities in connection with the distribution of the securities. An affiliate of Credit Suisse has paid or may pay in the future a fixed amount to broker-dealers in connection with the costs of implementing systems to support these securities.

CSSU is our affiliate. In accordance with NASD Rule 2720, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities. For further information, please refer to "Underwriting (Conflicts of Interest)" in the accompanying product supplement.

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